SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2*

Enzymotec Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
__________________________________________________________________________________
(Title of Class of Securities)

M4059L101
________________________________________________________________________________
(CUSIP Number)

April 5, 2017
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Beresheit General Partner Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,407,312 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,407,312 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,312 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists of 703,656 ordinary shares held by Manof I A Fund Limited Partnership ("Manof I A") and 703,656 ordinary shares held by Manof I B Fund Limited Partnership ("Manof I B"), with respect to each of which the reporting person may be deemed to share beneficial ownership due to the reporting person serving as the general partner of each of Manof I A and Manof I B.

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Imanuel Ami Wasserman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,407,312 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,407,312 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,312 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 703,656 ordinary shares held by Manof I A and 703,656 ordinary shares held by Manof I B, with respect to each of which the reporting person may be deemed to share beneficial ownership due to the reporting person serving as a managing partner of Beresheit General Partner Ltd. (which itself is the general partner of each of Manof I A and Manof I B).

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13G	Page 4 of 10

1.	NAMES OF REPORTING PERSONS Ran Grodecki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,407,312 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,407,312 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,312 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 703,656 ordinary shares held by Manof I A and 703,656 ordinary shares held by Manof I B, with respect to each of which the reporting person may be deemed to share beneficial ownership due to the reporting person serving as a managing partner of Beresheit General Partner Ltd. (which itself is the general partner of each of Manof I A and Manof I B).

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13G	Page 5 of 10

1.	NAMES OF REPORTING PERSONS Zuriel Lavie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,407,312 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,407,312 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,312 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 703,656 ordinary shares held by Manof I A and 703,656 ordinary shares held by Manof I B, with respect to each of which the reporting person may be deemed to share beneficial ownership due to the reporting person serving as a general partner of Beresheit General Partner Ltd. (which itself is the general partner of each of Manof I A and Manof I B).

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13G	Page 6 of 10

1.	NAMES OF REPORTING PERSONS Gabriel Perel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,407,312 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,407,312 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407,312 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 703,656 ordinary shares held by Manof I A and 703,656 ordinary shares held by Manof I B, with respect to each of which the reporting person may be deemed to share beneficial ownership due to the reporting person serving as the chairman of Beresheit General Partner Ltd. (which itself is the general partner of each of Manof I A and Manof I B).

(2)
The percentage beneficial ownership expressed herein is based on 22,944,872 ordinary shares of the Issuer outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

CUSIP No. M4059L101	SCHEDULE 13G

Item 1(a).	Name of Issuer:

The name of the issuer is Enzymotec Ltd. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at Sagi 2000 Industrial Area, Migdal Ha'Emeq, 2310001, Israel.

Item 2(a).	Name of Person Filing:

This Statement of Beneficial Ownership on Schedule 13G (the "Statement") is being filed by the following entity (which is listed in (i) below) (the "Reporting Entity")  and individuals (identified in (ii)-(v) below) (the "Reporting Individuals"), who are collectively referred to herein as the "Reporting Persons":

	(i)	Beresheit General Partner Ltd. ("Beresheit")
	(ii) (iii) (iv) (v)	Imanuel Ami Wasserman Ran Grodecki Zuriel Lavie Gabriel Perel
Beresheit serves as the general partner of each of Manof I A Fund Limited Partnership ("Manof I A") and Manof I B Fund Limited Partnership ("Manof I B"), which hold the shares reported herein. Each of Imanuel Ami Wasserman and Ran Grodecki serves as a managing partner of Beresheit. Zuriel Lavie serves as a general partner of Beresheit. Gabreil Perel serves as chairman of Beresheit.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Beresheit: Beresheit General Partner (Manof Fund I), 2 Waitzman St., Tel Aviv, Israel 642302
(ii)	Each Reporting Individual: c/o Beresheit General Partner (Manof Fund I), 2 Waitzman St., Tel Aviv, Israel 642302

Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(ii)	Beresheit: Israel
(iii)	Each Reporting Individual: Israel

Item 2(d).	Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 per share, of the Issuer ("Ordinary Shares").

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M4059L101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not applicable
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
(b)	Percent of class*: See Row 11 of the cover page for each Reporting Person.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
	(iii)	Sole power to dispose of or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.
	(iv)	Shared power to dispose of or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

*
All percentage beneficial ownership reflected in this Statement is based on 22,944,872 Ordinary Shares outstanding as of March 13, 2017, based on information included in the proxy statement for the Issuer's 2017 annual general meeting of shareholders, serving as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on March 16, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

BERESHEIT GENERAL PARTNER LTD.

By: /s/ Imanuel Ami Wasserman
Name: Imanuel Ami Wasserman
Title: Managing Partner

By: /s/ Ran Grodecki
Name: Ran Grodecki
Title: Managing Partner

/s/ Imanuel Ami Wasserman
IMANUEL AMI WASSERMAN

/s/ Ran Grodecki
RAN GRODECKI

/s/ Zuriel Lavie
ZURIEL LAVIE

/s/ Gabriel Perel
GABRIEL PEREL

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)